
March 28, 2024

Sai Kit (Dicky) Yip
Principal Executive Officer
Junee Limited
Studio 20, 11 F, International Plaza
20 Sheung Yuet Road
Kowloon Bay, Kowloon, Hong Kong

> **Re: Junee Limited**
> **Registration Statement on Form F-1**
> **Response dated March 26, 2024**
> **File No. 333-266116**

Dear Sai Kit (Dicky) Yip:

We have reviewed your March 26, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 26, 2024 letter.

Response letter dated March 26, 2024

General

1. We note your response to prior comment 1 of our letter dated March 26, 2024. Elaborate upon why the selling shareholders acquired the shares from your controlling shareholder(s), as opposed to acquiring such shares directly from you, and how they came to be aware of Alpha Generator Limited's and/or OPS Holdings Limited's desire to transfer, sell or dispose of their shares at that time. In this regard, you state that none of the selling shareholders has a relationship with you and yet it appears that they have a relationship with your controlling shareholder(s). Tell us the following:
    *   how the consideration price and number of shares transferred was determined;
    *   why the transfers occurred at that time;
    *   the business of the selling shareholders, in order to understand their relationship to

                   your controlling shareholder(s);

- whether your underwriter, Spartan Capital Securities LLC, had any role in, or direct or indirect participation in facilitating the sale of shares and why neither they nor you are requiring a lock-up arrangement, as is customary;
- why you and the underwriter believe the you will be able to successfully place the securities to be sold in the initial public offering and facilitate the creation of a public market in your securities, despite the availability of the shares that the selling shareholders could attempt to offer and sell into such market once trading commences.

       Please contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Mara Ransom at 202-551-3264 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services

cc: Lisa Forcht